EXHIBIT 99.3

October 19, 2006

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, Virginia 23430

Re:  Registration Statement on Form S-4

Ladies and Gentlemen:

Reference is hereby made to the Agreement and Plan of Merger, dated as of September 17, 2006 (the “Merger Agreement”), by and among Smithfield Foods, Inc. (“Smithfield”), KC2 Merger Sub, Inc. and Premium Standard Farms, Inc.

I hereby consent to being named in the Registration Statement on Form S-4 to be filed by Smithfield with the U.S. Securities and Exchange Commission in connection with the transactions provided for in the Merger Agreement, as a person who will become a director of Smithfield upon completion of the Merger (as that term is defined in the Merger Agreement).

Very truly yours,

/s/ Paul J. Fribourg
Paul J. Fribourg